July 8, 2013

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549
Attention:	Larry Spirgel Assistant Director

Re: Straight Path Communications Inc.
Amendment No. 2 to Form 10-12G
Filed on June 26, 2013
File No. 000-54951

Dear Mr. Spirgel:

           Straight Path Communications Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form 10 filed May 6, 2013 (as amended, the “Registration Statement”).

           We are writing to respond to the comment raised in your letter to the Company dated July 2, 2013. For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed June 26, 2013.  References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
July 8, 2013

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

1.           We note your response to comment eight and your disclosure that amounts due to the law firm that provides legal services to Straight Path IP with respect to the enforcement of its patents are recorded as selling, general and administrative expenses. To the extent that Straight Path IP’s litigation settlements are classified as revenue, it appears that related legal expenses should be separately classified as a direct cost of revenues. Please revise or advise us.

Response: We revised our financial statements and related disclosure in the MD&A to classify legal expenses that are directly related to revenues from litigation settlements as direct cost of revenues.

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Sincerely,

/s/ Davidi Jonas
Davidi Jonas
Chief Executive Officer

Cc:	Ajay Koduri
Paul Fischer